Exhibit 99.1

EMERA ESTABLISHES AT-THE-MARKET EQUITY PROGRAM

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES.

HALIFAX, Nova Scotia, July 11, 2019 – Emera Incorporated (“Emera” or the “Company”) (TSX:EMA) announced today that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to C$600,000,000 (or its U.S. dollar equivalent) of common shares (the “Common Shares”) from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold in the ATM Program will be sold through the Toronto Stock Exchange (the “TSX”) or any other marketplace on which the Common Shares are listed, quoted or otherwise traded (collectively, the “Marketplaces”) at the prevailing market price at the time of sale.

The ATM Program provides Emera with additional financing flexibility should it be required in the future. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion. The ATM Program will be effective until July 14, 2021 unless terminated prior to such date by the Company or otherwise in accordance with the terms of the equity distribution agreement dated July 11, 2019 (the “Equity Distribution Agreement”) between the Company and the Agents (as defined below). Emera intends to use the net proceeds from the ATM Program, if any, for general corporate purposes. As Common Shares sold in the ATM Program will be distributed at prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of the Equity Distribution Agreement among Emera and Scotia Capital Inc., RBC Dominion Securities Inc. and J.P. Morgan Securities Canada Inc. (collectively, the “Agents”).

The ATM Program is being established pursuant to a prospectus supplement dated July 11, 2019 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated June 14, 2019 (the “Shelf Prospectus”). The Prospectus Supplement and the Shelf Prospectus are available on SEDAR at www.sedar.com. The Agents will send copies of the Prospectus Supplement and the Shelf Prospectus via requests made to any of the following individuals:

Scotia Capital Inc., attn: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, Toronto, ON M5H 3Y2, by email at ecm@scotiabank.com or by phone at 416.862.5837

RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, attn.: Distribution Centre, by email at Distribution.RBCDS@rbccm.com, or by phone at 416.842.5349

J.P. Morgan Securities Canada Inc., attn: Equity Capital Markets, Suite 4500, TD Bank Tower, 66 Wellington Street West, Toronto, ON M5K 1E7or by phone at 416 981 9200

This media release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including statements concerning the anticipated sale and distribution of Common Shares, the volume and timing of the sale and distribution of Common Shares and Emera’s Emera intended use of the net proceeds of any offering of Common Shares. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2018 revenues of more than $6.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Erin Power, Manager, Investor Relations

902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com